FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT CLINICAL DATA AT THE 62ND
AMERICAN SOCIETY OF HEMATOLOGY ANNUAL MEETING

CAMBRIDGE, MA, November 25, 2020 - Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced the presentation of clinical data at the upcoming American Society of Hematology (ASH) Annual Meeting, which is being held virtually from December 5-8, 2020.

TTI-622: Poster Presentation, Publication Number 1191

Investigational CD47-Blocker TTI-622 Shows Single-Agent Activity in Patients with Advanced Relapsed or Refractory Lymphoma: Update from the Ongoing First-in-Human Dose Escalation Study

Presenter: Krish Patel, M.D., Center for Blood Disorders and Stem Cell Transplantation, Swedish Cancer Institute, Seattle, WA

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas)-Results from Prospective Clinical Trials: Poster I

Date: Saturday, December 5, 2020; available from 10:00AM EST

TTI-621: Oral Presentation, Publication Number 646

Updates from Ongoing, First-in-Human Phase 1 Dose Escalation and Expansion Study of TTI-621, a Novel Biologic Targeting CD47, in Patients with Relapsed or Refractory Hematologic Malignancies
Presenter: Steven M. Horwitz, M.D., Department of Medicine, Lymphoma Service, Memorial Sloan Kettering Cancer Center, New York, NY

Session: 624. Hodgkin Lymphoma and T/NK Cell Lymphoma-Clinical Studies: Immunotherapy in T/NK Cell Lymphoma

Date: Monday, December 7, 2020; Presentation at 3:00PM EST

The presentations will be available in the Events & Presentations section of Trillium's website once released by the American Society of Hematology.

Trillium will host a conference call on Monday, December 7th at 4:30PM EST.

International Dial-In Number: +1 236-389-2162

Conference ID: 3169183

Webcast link:

https://event.on24.com/wcc/r/2862177/A91BDB88D738527918C13E289B26CED7

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The company's two clinical programs, TTI-621 and TTI-622, target CD47, a "don't eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Investor Relations:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.
312-961-2502

mikebeyer@sambrown.com